EXELIS INC.
1650 Tysons Boulevard, Suite 1700
McLean, Virginia 22102
(703) 790-6300
October 4, 2011
VIA COURIER AND EDGAR

Re:	Exelis Inc.
Registration Statement on Form 10-12B
File No. 001-35228
Mr. Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Koduri:
          In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Exelis Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10-12B (File No. 001-35228) be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:00 a.m., New York City time, on October 6, 2011, or as soon thereafter as practicable.
          The Company hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379 of Simpson Thacher & Bartlett LLP, with written confirmation sent to the address listed on the cover of the Registration Statement.
Sincerely,
Exelis Inc.

By:	/s/ Ann D. Davidson

	Name:	Ann D. Davidson
	Title:	Vice President and General Counsel

cc:	Securities and Exchange Commission
Christy Adams
Terry French
Kathleen Krebs

Simpson Thacher & Bartlett LLP
Gary L. Sellers
Arjun Koshal